SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S/A
CNPJ  02.558.074/0001-73  -  N I R E 35.3.001.587.9-2
Publicly-held Company with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 13, 2006

1. DATE, TIME AND PLACE: September 13, 2006, at 04:00 p.m., on Av. Roque Petroni Júnior, 1464, 6º andar, lado B, São Paulo - SP.

2. CHAIRMANSHIP OF THE MEETING: Fernando Xavier Ferreira – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was instated with the attendance of the undersigned Directors, who represent a quorum under the terms of the Articles of Incorporation.

4. AGENDA AND RESOLUTIONS:

4.1. Substitution of the Chairman of the Board: The Chairman of the Board has submitted to the Board of Directors his letter of resignation from the offices of director and chairman of the Board of Directors. Following, Mr. Manoel Luiz Ferrão de Amorim, Brazilian, married, engineer, holder of identity card RG nº 37.166.830-X SSP/SP, enrolled with the CPF/MF (Individual Taxpayer Registry/Ministry of Finance) under nº 509.274.777-34 and with the CREA/RJ (Regional Board of Engineering/Rio de Janeiro) under nº 83103423-9, resident and domiciled in the Capital of the State of São Paulo, with business offices at Rua Martiniano de Carvalho, 851, São Paulo – SP, was nominated and elected in substitution for Mr. Fernando Xavier Ferreira. The Director now elected shall complete the term of office in progress, that is, until the 2009 General Meeting of Shareholders. It is recorded herein that he has not been convicted for any crime established by law which might prevent him from exercising business activities, as well as that he is eligible to sign the statement required in CVM Instruction no. 367/2002, and that he committed himself to present the referred signed statement at the time of signing his Instrument of Investiture. The Directors have recorded in the minutes of the meeting their thanks to Mr. Fernando Xavier Ferreira for his excellent and dedicated contribution to the Company.

4.2. Election of the Chairman of the Board of Directors: Mr. Manoel Luiz Ferrão de Amorim, as above identified, was elected for the office of the Chairman of the Board of Directors.

5. CLOSING OF THE MEETING: Since there was no further business to be transacted the meeting was closed, these minutes were drawn-up, and after having been read and approved they were signed by all the Directors attending the meeting and by the Secretary, and following transcribed in the proper register.

Signatures: Fernando Xavier Ferreira –Chairman of the Meeting; Felix Pablo Ivorra Cano; Shakhaf Wine; Antonio Gonçalves de Oliveira; Henri Philippe Reichstul; Rui Manuel de Medeiros D’Espiney Patrício – Directors; João Pedro Amadeu Baptista – Vice-Chairman of the Board, represented by Mr. Shakhaf Wine; Luiz Kaufmann – Director represented by Mr. Shakhaf Wine and Ignácio Aller Mallo – Director represented by Mr. Felix Ivorra Cano. Breno Rodrigo Pacheco de Oliveira – General Secretary.

I hereby certify that this is a faithful copy of the original minutes that were drawn-up in the proper register.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting -   OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2006

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.